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10026231

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gunn + Company Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Navarro, Suite 406
(No. and Street)

San Antonio	TX	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Gunn, III — (210) 222-2711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haass, Lindow & Campsey, P.C.
(Name – *if individual, state last, first, middle name*)

9901 IH 10 West, Suite 730	San Antonio	TX	78230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 18 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk

AB 2/25

OATH OR AFFIRMATION

I, Robert G. Gunn, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gunn & Company Incorporated, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COURTNEY ELIZABETH JOHNSON
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
06-18-2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAASS, LINDOW & CAMPSEY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Gunn & Company Incorporated
San Antonio, Texas

We have audited the accompanying statement of financial condition of Gunn & Company Incorporated as of December 31, 2009, and the related statements of income, stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gunn & Company Incorporated as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haass, Lindow & Campsey

A Professional Corporation

January 13, 2010

Lawrence Haass, CPA • Bruce L. Lindow, CPA • Arthur Campsey, Jr., CPA
THE COLONNADE, SUITE 730, 9901 I.H. 10W., SAN ANTONIO, TEXAS 78230 (210) 697-0660 FAX: (210) 697-9177
www.hlcpa.com

GUNN & COMPANY INCORPORATED

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

	Allowable	Non-allowable	Total
Cash and cash equivalents	$ 128	$ -	$ 128
Cash-restricted	10,000	-	10,000
Other assets:			
Miscellaneous	-	213	213
	10,128	213	10,341
Total assets	$ 10,128	$ 213	$ 10,341

LIABILITIES AND STOCKHOLDER'S EQUITY

	A.I. liabilities	Non A.I. liabilities	Total
Liabilities:			
Accounts payable	$ -	$ -	$ -
Total current liabilities	$ -	$ -	-
Stockholder's equity:			
Common stock			1,000
Paid-in capital			5,000
Retained earnings			4,341
Total stockholder's equity			10,341
Total liabilities and stockholder's equity			$ 10,341

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF INCOME

Year Ended December 31, 2009

Revenue:	
Commissions:	
Commissions on transactions in listed equity securities executed on an exchange	$ 129,675
All other securities commissions	2,858
Total securities commissions	132,533
Revenue from sale of investment company shares	3,520
Other revenue	7,729
Total revenue	143,782
Expenses:	
Commissions paid to other broker-dealers	4,606
Other expenses	139,415
Total expenses	144,021
Net loss before income tax	(239)
Income tax	-
Net loss	$ (239)

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF STOCKHOLDER'S EQUITY

Year Ended December 31, 2009

	Capital stock	Paid-in capital	Retained earnings	Total
Balances-January 1, 2009	$ 1,000	$ 5,000	$ 4,580	$ 10,580
Net loss for the year ended December 31, 2009	-	-	(239)	(239)
Balances-December 31, 2009	$ 1,000	$ 5,000	$ 4,341	$ 10,341

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(239)
Decrease in accounts payable		(10,750)
Net cash provided by operating activities		(10,989)
Cash flow from investing activities:		
Decrease in restricted cash		3
Net increase in cash		(10,986)
Cash and cash equivalents-January 1, 2009		11,114
Cash and cash equivalents-December 31, 2009	$	128
Schedule of supplemental cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2009

Balance-January 1, 2009	$ -
Balance-December 31, 2009	$ -

See accompanying notes and independent auditors' report

NOTES TO FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is primarily in the investment banking and securities trading business.

Cash equivalents - Cash equivalents consist primarily of treasury bills and notes, certificates of deposit, repurchase agreements and commercial paper with original maturities of 90 days or less. Certificates of Deposit and other securities with original maturities over 90 days are classified as short-term investments. Cash equivalents and short-term investments are stated at cost, which approximates market value.

Estimates - The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Advertising – Advertising costs, which are principally included in other expenses, are expensed as incurred. Advertising expense was $0 for the year ended December 31, 2009.

2 RELATED PARTY TRANSACTIONS

The parent company of Gunn & Company Incorporated is a subsidiary of another corporation to which administrative expenses are paid. Administrative expenses of $131,600 were expensed to the "grandparent" corporation during 2009.

3 NET CAPITAL REQUIREMENT

The Company is required to comply with a Securities and Exchange Commission regulation which provides that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At December 31, 2009, the Company's net capital of $10,128 exceeded required net capital of $5,000 by $5,128 and its capital ratio was in compliance.

4 RESTRICTED CASH

Gunn and Company Incorporated is required to maintain a minimum cash balance of $10,000 with Southwest Securities, Inc. for the processing of specified security transactions.

5 INCOME TAXES

The company has incurred losses in prior years. The Company files a consolidated tax return and there is no tax expected to be paid for 2009. Due to previous net operating losses of the consolidated group, it is uncertain if there will be any income tax benefit related to the prior year losses, and none has been recorded.

SUPPLEMENTARY INFORMATION

GUNN & COMPANY INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2009

Total ownership equity from the Statement of Financial Condition	$ 10,341
Deductions and/or charges:	
Total non-allowable assets from Statement of Financial Condition	213
Net capital	$ 10,128

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of A.I. Liabilities)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 5,128
Excess net capital at 1000%	$ 10,128

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A. I. Liabilities from Statement of Financial Condition	$ -
Total aggregate indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0 %

OTHER RATIOS

Percentage of debt to debt – equity: total computed in accordance with Rule 15c3-1(d)	$ -

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER-DEALER UNDER RULE 15c3-3

December 31, 2009

EXEMPTIVE PROVISIONS

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

(K)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of Clearing Firm: Southwest Securities, Inc.
Clearing Firm SEC Number: 8-45123
Product Code: A11

GUNN & COMPANY INCORPORATED

INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15c3-3

December 31, 2009

Not applicable.

GUNN & COMPANY INCORPORATED

RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)

December 31, 2009

No material differences exist between the auditors' computation of net capital and the broker-dealer's corresponding computation of net capital included in the unaudited FOCUS Part II filing.

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
Gunn & Company Incorporated
San Antonio, Texas

In planning and performing our audit of the financial statements of Gunn & Company Incorporated for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gunn & Company Incorporated that we considered relevant to the objectives stated in Rule 17a-5(g), [1] in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c-3(e); [2] in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; [3] in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and [4] in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A Professional Corporation

January 13, 2010

SEC Mail
Mail Processing
Section

FEB 18 2010

Washington, DC
109

GUNN & COMPANY INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2009

HAASS, LINDOW & CAMPSEY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS